FORM 3	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* Fisher, Wayne H. (Last) (First) (Middle) 50 California Street 24th Floor (Street) San Francisco, CA 94111 (City) (State) (Zip)	2. Date of Event Requiring Statement Month/Day/Year 10/17/2002 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary) 174365227
4. Issuer Name andTicker or Trading Symbol

USI Holdings Corporation
USH

5. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

X Director      10% Owner
   Officer (give title below)
   Other (specify below)

Description
6. If Amendment, Date of Original (Month/Day/Year) 7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
Table I - Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr.4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Stock	4,614,523	I	By Zurich Financial Services Group and its affiliates. (a)

Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 4)	2. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) DE / ED	3. Title and Amount of Underlying Securities (Instr. 4) Title / Amount or Number of Shares	4. Conver- sion or Exercise Price of Deri- vative Security	5. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr.5)	6. Nature of Indirect Beneficial Ownership (Instr.5)
Right to Acquire Option to Purchase Common Stock	(b) / (c)	Common Stock / 8,000	(b)	D
Explanation of Responses:

(a) Mr. Fisher, Chief Risk Officer of Zurich Financial Services, disclaims beneficial ownership of 4,614,523 shares, which includes accretion on preferred stock through October 17, 2002 on an as-if-converted basis, beneficially owned by Zurich Financial Services Group and its affiliates and this report shall not be deemed an admission that the reporting person is the benefical owner of such securities for purposes of Section 16 or any other purpose.

(b) Mr. Fisher is entitled to receive, on the closing of the Company's initial public offering of its Common Stock, an option to purchase 8,000 shares of the Company's Common Stock at a per share exercise price equal to the initial public offering price of the Common Stock. Options will vest 25% on the one year anniversary of the consummation of the Company's initial public offering of its Common Stock and 25% per year thereafter.

(c) Options will expire on the 10 year anniversary of the consummation of the Company's initial public offering of its Common Stock.

By: /s/ Wayne H. Fisher 10/17/2002 ** Signature of Reporting Person Date SEC 2270 (07/02)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
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